MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY  10022-6839

212 224 1562

212 224 2518 FAX

THOMAS L. MARTIN

EXECUTIVE VICE PRESIDENT AND

DEPUTY GENERAL COUNSEL

CORPORATE LAW

Via Edgar Correspondence

April 19, 2010

Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                 Pre-Effective Date Responses Post-Effective Amendment No. 15 under the Securities Act of 1933 and No. 11 under the Investment Company Act of 1940 to the Registration Statement on Form N-6 of Mutual of America Separate Account No. 3 (VUL Policy).  (SEC File No. 333-83413 and 811-09487)

Dear Mr. Oh:

You requested early responses to your comments No. 3, 5 and 6.  They are provided below.  All subsections of the comments are included.

Comment 3A:	Disclose the maximum premium tax in the table.
Response:	Per our discussion on April 12, 2010, no change will be made, since Footnote (1) to the “Transaction Expenses” table describes the minimum and maximum premium tax rates.

Comment 3A(i):

Reconcile the information in Footnote (3) to the Periodic Expense Table with the information under “Policy Loans” and add a discussion of Policy Loans under “Charges and Deductions You will Pay,” with specific mention of whether the interest charged on the loan is offset by interest credited to the collateral.

Response:

Footnote (3) has been augmented with a cross reference to “Access to Your Account Value — Policy Loans” and “Charges and Deductions You will Pay,” and more specific language addressing the Policy Loan interest was added to “access to Your Account Value.” In addition, a section on Policy Loans has been added to “Charges and Deductions You will Pay,” and a cross reference to this section has been added to the “Access to Your Account Value” policy loan disclosure. As for the interest on the collateral deposited in the General

Account and the Policy Loan interest, they are treated separately and independently, so there is no offset and this has been clarified in “Charges and Deductions You will Pay.”

Comment 3A(ii)	Expand the caption on the “Cost of Optional Riders” table to state that they are in addition to all periodic expenses shown in the table above it.
Response:	This has been done.

Comment 3B(i):	Clarify that the maximum fees under a policy are being increased
Response:

The maximum rates for policies are not being increased. The maximum rate for policies issued on or after January 1, 2009 was set at 2.00%, while other policies retain the 1.50% maximum, and the January 1, 2009 policy and its higher maximum rate were disclosed in the 2009 annual update. However, it was noted that the preamble to the table showing the cost of optional riders only referred to the 2.00% maximum and the language has been edited to show that the 1.50% applies for policies except that the 2.00% rate applies to policies issued on or after January 1, 2009.

Comment 3B(ii)	Replace “following the effective date of the increase” in the caption above Tables A and B with “Commencing on the Change Date.”
Response:	This has been done.

Comment 3B(iii)	Reconcile the maximum Separate Account charge in the preamble with Footnote (6) to the table, as well as the tables themselves and set up separate footnotes for prior to and after the Change Date.
Response:

The language change to the preamble made in response to Comment 3B(i) addresses the reconciliation of the maximum fees in the various locations. Separate footnotes have been created, resulting in a new Footnote (6) and renumbering former Footnote (6) to Footnote (7). The necessary changes to the footnote references in the tables have been made.

Comment 5A:	Set forth a numerical minimum guaranteed interest rate under “our General Account.”
Response:	This has been done. As we had discussed, the 1% minimum under the NAIC formula was used.

Comment 5B:

Disclose that the General Account Assets are subject to claims of the Company’s general creditors and are the source of claims payments under our contracts and policies. In addition, mention that participants considering allocating amounts to the General Account should consider our claims paying ability and financial strength.

Response:	The requested disclosures have been added to “our General Account.”

Comment 6:

Under “Access to your Account Value — Policy Loans,” disclose that the interest rate credited to amounts held as loan collateral in the General Account may receive less interest than other amounts deposited in the General Account.

Response:	As disclosed in the existing language, collateral for loans on policies issued on or after January 1, 2009 will receive the declared rate of interest equal to the applicable rate for non-collateral amounts, so no additional disclosure has been made for policies issued on or after January 1, 2009. However, additional disclosure has been made for collateral of loans under policies issued prior to January 1, 2009 that the credited rate on such collateral could be less than the credited rate for unencumbered amounts in the General Account.

The Tandy representation letter will accompany the 485(b) filing.  A marked copy is being sent to you under separate e-mail to your SEC e-mail address for your convenience.  If you have further comments, please do not hesitate to call me or my associate, Amy Latkin, Esq.

Very truly yours,

/s/ Thomas L. Martin
Thomas L. Martin